SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Western Digital Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

958102105

(CUSIP Number)

Taro Kaiho

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku,

Tokyo, 100-8280, Japan

Telephone: 81-3-3258-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box  ☐

CUSIP No. 958102105	13D

1.	Names of Reporting Persons Hitachi, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or place of organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,250,000
8. Shared Voting Power 0
9. Sole Dispositive Power 6,250,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	This calculation is based on 232,230,269 shares of common stock, par value $0.01 per share, of Western Digital Corporation (the “Issuer”) outstanding as of October 31, 2014, as set forth in the Issuer’s registration statement on Form S-3 (File No. 333-199884) filed with the Commission on November 5, 2014.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amended Statement”) amends and supplements the statement on Schedule 13D (filed on or about March 15, 2012, as amended by Amendment No. 1 filed on November 7, 2013, the “Original Statement”) relating to the shares of common stock, par value $0.01 per share, of Western Digital Corporation, a Delaware corporation (such common stock, the “Shares”; such corporation, the “Issuer”) whose principal executive offices are located at 3355 Michelson Drive, Suite 100, Irvine, California 92612, previously filed by Hitachi, Ltd., a joint stock corporation incorporated under the laws of Japan (the “Reporting Person”).

Item 2.	Identity and Background.

This Amended Statement is being filed by the Reporting Person. The principal business of the Reporting Person is manufacturing and offering electrical and electronic products and services ranging from information & telecommunication systems and electricity generation systems to consumer products.

The address of the principal office and principal business of the Reporting Person is 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280, Japan.

Schedule 1, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each director and executive officer of the Reporting Person: the person’s (a) name, (b) business address and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers listed in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers listed in Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the directors and executive officers of the Reporting Person listed in Schedule 1 are citizens of Japan, except for (i) Cynthia Carroll, who is a citizen of the United States, (ii) George Buckley, who is a citizen of the United States and the United Kingdom, and (iii) Philip Yeo, who is a citizen of the Republic of Singapore.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by the addition of the following:

On November 6, 2014, the Reporting Person entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and RBC Capital Markets, LLC, as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), under which it agreed to sell to the Underwriters an aggregate of 5,434,783 Shares at a price of $96.00 per Share. In addition, the Reporting Person granted the Underwriters a 30-day option to purchase up to an additional 815,217 Shares at a price of $96.00 per Share. The sale of an aggregate of 6,250,000 Shares (including 815,217 Shares as a result of the Underwriters’ full exercise of the 30-day option) was completed on November 13, 2014. The Shares purchased by the Underwriters were offered and sold to the public pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-199884) filed on November 5, 2014.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 4 by reference.

Following the sale, the Reporting Person’s right to designate nominees to the Issuer’s board terminated pursuant to the Investor Rights Agreement referenced in Item 7 below and the Reporting Person has no representation on the Issuer’s board.

Item 5.	Interest in Securities of the Issuer.

(a)	See Items 11 and 13 on page 2 of this Amended Statement.

(b)	See Items 7, 9 and 11 on page 2 of this Amended Statement.

(c)	Other than the sale of 6,250,000 Shares described in Item 4 above, there are no other transactions in the Shares that were effected by the Reporting Person during the past sixty days.

(d)	None.

(e)	As of November 13, 2014, the Reporting Person ceased to be a beneficial owner of more than five percent of the Issuer’s Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is amended and supplemented as follows:

Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase from the Reporting Person, and the Reporting Person agreed to sell to the Underwriters, an aggregate of 5,434,783 Shares at a price of $96.00 per Share. In addition, the Reporting Person granted the Underwriters a 30-day option to purchase from the Reporting Person up to an additional 815,217 Shares at a price of $96.00 per Share, which the Underwriters fully exercised on November 7, 2014.

In the Underwriting Agreement, the Reporting Person agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any of the Issuer’s securities that are substantially similar to the Shares, including but not limited to any options or warrants to purchase Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Shares or any such substantially similar securities, or to publicly disclose the intention to make any offer, sale, pledge or disposition or hedge any Shares or any such other securities of the Issuer, until 90 days after November 6, 2014, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 5 by reference.

Except as described in this Amended Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its executive officers or directors listed on Schedule 1 to the Original Statement, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares held by the Reporting Person, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Stock Purchase Agreement entered into as of March 7, 2011, by and among the Reporting Person, the Issuer, Western Digital Ireland, Ltd., a corporation organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of the Issuer, and Viviti Technologies Ltd., a company incorporated under the laws of the Republic of Singapore as amended on May 27, 2011, November 23, 2011, January 30, 2012, February 15, 2012, March 6, 2012, July 9, 2012, July 27, 2012 and August 29, 2012 (incorporated by reference to Exhibit 2.1 to the Issuer’s Quarterly Report on Form 10-Q, dated May 2, 2011, Exhibit 2.2 to the Issuer’s Annual Report on Form 10-K, dated August 12, 2011, Exhibit 2.3 to the Issuer’s Quarterly Report on Form 10-Q, dated January 27, 2012, Exhibits 2.4 through 2.7 to the Issuer’s Quarterly Report on Form 10-Q dated May 9, 2012, Exhibit 2.8 to the Issuer’s Annual Report on Form 10-K, dated August 16, 2013, and Exhibits 2.8 and 2.9 to the Issuer’s Quarterly Report on Form 10-Q dated November 2, 2012, respectively).

Exhibit 99.2	Investor Rights Agreement made as of March 8, 2012, among the Issuer and the Reporting Person as amended on February 5, 2013, August 27, 2013, October 29, 2013 and November 5, 2014 (incorporated by reference to Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q dated May 9, 2012, Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, dated May 3, 2013, Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q, dated October 29, 2013, Exhibit 4.7 to the Issuer’s Registration Statement on Form S-3 (file no. 333-191987), dated October 30, 2013 and Exhibit 4.8 to the Issuer’s Registration Statement on Form S-3 (file no. 333-199884), dated November 5, 2014, respectively).

Exhibit 99.3	Underwriting Agreement by and among the Reporting Person, the Issuer and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and RBC Capital Markets, LLC, as representatives of the several underwriters named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 13, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 14, 2014

Hitachi, Ltd.

By:	/s/ Toshiaki Kuzuoka
Name: Toshiaki Kuzuoka
Title: Senior Vice President and Executive Officer

Schedule 1

The following table sets forth (i) the name and present principal occupation or employment, for each of the Reporting Person’s directors and executive officers and (ii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, the business address of each such director and executive officer is 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280, Japan. Each of the directors and executive officers of the Reporting Person listed below is a citizen of Japan, except for (i) Cynthia Carroll, who is a citizen of the United States, (ii) George Buckley, who is a citizen of the United States and the United Kingdom, and (iii) Philip Yeo, who is a citizen of the Republic of Singapore.

Directors

Name	Present Principal Occupation or Employment (Principal Position outside Hitachi, if any)

Nobuo Katsumata	Director (Senior Corporate Advisor, Marubeni Corporation)

Cynthia Carrol	Director (Non-Executive Director, BP plc.)

Sadayuki Sakakibara	Director (Chairman of the Board, Toray Industries, Inc.)

George Buckley	Director (Chairman, Arle Capital Partners Limited)

Harufumi Mochizuki	Director (President and Representative Director, Tokyo Small and Medium Business Investment & Consultation Co., Ltd.)

Philip Yeo	Director (Chairman, SPRING Singapore)

Hiroaki Yoshihara	Director (Outside Director, Murata Manufacturing Co., Ltd.)

Hiroaki Nakanishi	Director*

Takashi Hatchoji	Director (Chairman of the Board, Hitachi America, Ltd.)

Toshiaki Higashihara	Director*

Takashi Miyoshi	Director (Chairman of the Board, Hitachi Capital Corporation)

Name	Present Principal Occupation or Employment (Principal Position outside Hitachi, if any)

Nobuo Mochida	Director

Note: The Director marked with * concurrently serves as an Executive Officer. See “Executive Officers” below.

Executive Officers

Name	Present Principal Occupation or Employment (Responsibility of Executive Officer as authorized by the Board of Directors)

Hiroaki Nakanishi	Representative Executive Officer Chairman & CEO (General management)

Toshiaki Higashihara	Representative Executive Officer President & COO (Overall operations)

Tatsuro Ishizuka	Representative Executive Officer Executive Vice President and Executive Officer (Power systems business and infrastructure systems business)

Shinjiro Iwata	Representative Executive Officer Executive Vice President and Executive Officer (Cost structure reform and information technology strategies)

Yutaka Saito	Representative Executive Officer Executive Vice President and Executive Officer (Information & telecommunication systems business and energy solutions business)

Koji Tanaka	Representative Executive Officer Executive Vice President and Executive Officer (Strengthening of products)

Junzo Nakajima	Executive Vice President and Executive Officer (Regional strategies (Asia Pacific))

Name	Present Principal Occupation or Employment (Responsibility of Executive Officer as authorized by the Board of Directors)

Toyoaki Nakamura	Representative Executive Officer Executive Vice President and Executive Officer (Finance and corporate pension system)

Masahiro Kitano	Senior Vice President and Executive Officer (Healthcare business)

Ryuichi Kitayama	Representative Executive Officer Senior Vice President and Executive Officer (Marketing and sales)

Toshiaki Kuzuoka	Representative Executive Officer Senior Vice President and Executive Officer (Corporate communications and CSR, legal matters, government & external relations, risk management and corporate auditing)

Toshikazu Nishino	Senior Vice President and Executive Officer (Management strategies)

Masakazu Aoki	Vice President and Executive Officer (Business strategies for industrial products)

Toshio Ikemura	Vice President and Executive Officer (Infrastructure systems business (urban planning and development systems business))

Hiroto Uozumi	Vice President and Executive Officer (Power systems business (nuclear power systems business))

Shinichiro Omori	Vice President and Executive Officer (Supply chain management (procurement))

Kaoru Kawano	Vice President and Executive Officer (Infrastructure systems business (sales operations))

Yoshifumi Kanda	Vice President and Executive Officer (Marketing and sales, power systems business (sales operations) and energy solutions business (sales operations))

Yoshihito Kitamatsu	Vice President and Executive Officer (Finance and corporate pension system)

Name	Present Principal Occupation or Employment (Responsibility of Executive Officer as authorized by the Board of Directors)

Kazuhiro Kurihara	Vice President and Executive Officer (Marketing and sales)

Kenichi Kokubo	Vice President and Executive Officer (Regional strategies (China))

Keiji Kojima	Vice President and Executive Officer (Research & development)

Kunizo Sakai	Vice President and Executive Officer (Infrastructure systems business)

Kaichiro Sakuma	Vice President and Executive Officer (Information & telecommunication systems business)

Keiichi Shiotsuka	Vice President and Executive Officer (Information & telecommunication systems business (system solutions and service business))

Akira Shimizu	Vice President and Executive Officer (Marketing and sales)

Yasuo Tanabe	Vice President and Executive Officer (Government & external relations)

Yoshitaka Tsuda	Vice President and Executive Officer (Information & telecommunication systems business (sales operations))

Hidenobu Nakahata	Vice President and Executive Officer (Human capital)

Hiroshi Nakayama	Vice President and Executive Officer (Cost structure reform and supply chain management (MONOZUKURI and quality assurance))

Katsumi Nagasawa	Vice President and Executive Officer (Power systems business)

Masaya Watanabe	Vice President and Executive Officer (Information & telecommunication systems business (global service business promotion))